Exhibit 4.7

SUMARRY OF PRINCIPAL TERMS

CONSTRUCTION AND ASSEMBLY CONTRACT

On October 22, 2021, the board of directors of Cementos Pacasmayo S.A.A. (hereinafter, the “Company”) approved the increase in production capacity of its cement plant located in Pacasmayo through the construction of a new pyro line of clinker.

On November 12, 2021, the Company issued invitations to initiate the tendering process for the construction of the new pyro line. For bidding purposes, the Company provided referential drawings and other documents. On February 16, 2022, the Company awarded the contract to Ingeniería y Construcción Sigdo Koppers Perú S.A.C. (hereinafter, “SK”).

On February 16, 2022, the Company and SK entered into the Construction and Assembly Contract No. 2020-0019/2022 for the construction and assembly of the new pyro line of clinker located at the Company’s cement plant in Pacasmayo, Peru.

SK, as the contractor, undertook the following obligations:

●	Complete the scope of work, which includes all the building works, erection of metal structures, electromechanical equipment assembly, pipping installation and installation of all other equipment supplied by the vendor, FLSMIDTH A/S, in accordance with the technical specifications, drawings, plans and other documents provided by the Company.

●	Execution of the project as a fast track, under a combined method of time and material for the direct costs and lump sum for indirect costs duly approved by the Company.

●	Conduct the pre-commissioning of the equipment supplied by FLSMIDTH A/S.

●	Issue and provide a performance bond (carta fianza de fiel cumplimiento) equivalent to 10% of the contract price, valid for the duration of the contractual term until the execution of the Final Certificate of Acceptance.

●	Issue and provide a works performance bond (carta fianza de buena ejecución) equivalent to 10% of the contractual price, valid for a period of two years from the execution of the Final Certificate of Acceptance.

●	Fulfill the contractor’s civil liability warranty for a period of five years from the execution of the Final Certificate of Acceptance.

The Company, as the owner, undertook the following obligations:

●	Pay the contract price PEN 66’083,227.61 (Sixty-six million eighty-three thousand two hundred twenty-seven with 61/100 PEN).

●	Provide access to the job site at the Company’s cement plant in Pacasmayo, Peru.

●	Provide the technical specifications, civil, mechanical and electric engineering, drawings, plans and other required documents.

●	Obtain the building license and other required permits.

●	Conduct start-up and commissioning.

The parties agreed that the Contract shall remain in force until the execution of the Final Certificate of Acceptance. The Contract’s timeline started on March 1, 2022 with the preparatory activities until April 18, 2023 with the pre-commissioning of the equipment, in accordance with the Project Schedule.